Exhibit 99.1
CONSOLIDATED BALANCE SHEETS

		As at
		March 31,	December 31,
(UNAUDITED) (Cdn$000s)	Notes	2015	2014
ASSETS
Cash		32,229	3,953
Accounts receivable		377,156	418,688
Prepaids and deposits		11,323	6,519
Reclamation fund	4	22,760	-
Derivative asset	23	465,007	520,601
Total current assets		908,475	949,761
Long-term investments	5	73,575	49,878
Derivative asset	23	384,661	283,379
Other long-term assets	4, 6	26,950	59,577
Exploration and evaluation	7, 8	632,840	622,509
Property, plant and equipment	8, 9	14,632,560	14,250,062
Goodwill	10	251,919	251,919
Total assets		16,910,980	16,467,085
LIABILITIES
Accounts payable and accrued liabilities		673,922	839,228
Dividends payable	14	105,315	102,697
Current portion of long-term debt	11	-	93,504
Derivative liability	23	2,104	3,389
Decommissioning liability	13	22,760	52,280
Total current liabilities		804,101	1,091,098
Long-term debt	11	3,599,858	2,849,570
Derivative liability	23	572	215
Other long-term liabilities	12, 21	49,856	46,055
Decommissioning liability	13	1,059,383	971,078
Deferred income tax	20	1,324,980	1,348,180
Total liabilities		6,838,750	6,306,196
SHAREHOLDERS’ EQUITY
Shareholders’ capital	14	14,284,685	14,157,519
Contributed surplus		107,828	118,045
Deficit	15	(4,718,654)	(4,357,053)
Accumulated other comprehensive income		398,371	242,378
Total shareholders' equity		10,072,230	10,160,889
Total liabilities and shareholders' equity		16,910,980	16,467,085
See accompanying notes to the consolidated financial statements.

CRESCENT POINT ENERGY CORP.	1

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

		Three months ended March 31
(UNAUDITED) (Cdn$000s, except per share amounts)	Notes	2015	2014
REVENUE AND OTHER INCOME
Oil and gas sales		613,633	1,028,929
Royalties		(98,333)	(180,706)
Oil and gas revenue		515,300	848,223
Derivative gains (losses)	17, 23	212,973	(192,663)
Other income	18	23,697	3,618
		751,970	659,178
EXPENSES
Operating		164,384	147,559
Transportation		32,574	25,220
General and administrative		22,265	17,379
Interest on long-term debt		33,701	21,605
Foreign exchange loss	19	130,669	41,115
Share-based compensation	21	19,980	20,195
Depletion, depreciation and amortization	7, 9	411,904	374,298
Accretion on decommissioning liability	13	5,774	4,730
		821,251	652,101
Net income (loss) before tax		(69,281)	7,077

Tax recovery
Current		-	-
Deferred	20	(23,217)	(23,813)
Net income (loss)		(46,064)	30,890

Other comprehensive income
Items that may be subsequently reclassified to profit or loss
Foreign currency translation of foreign operations		155,993	60,377
Comprehensive income		109,929	91,267

Net income (loss) per share	22
Basic		(0.10)	0.08
Diluted		(0.10)	0.08
See accompanying notes to the consolidated financial statements.

CRESCENT POINT ENERGY CORP.	2

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

(UNAUDITED) (Cdn$000s, except per share amounts)	Notes	Shareholders’ capital	Contributed surplus	Deficit	Accumulated other comprehensive income	Total shareholders’ equity
December 31, 2014		14,157,519	118,045	(4,357,053)	242,378	10,160,889
Issued pursuant to the DRIP (1) and SDP (2)	14	91,565		1,925		93,490
Redemption of restricted shares	14	35,692	(36,119)	6		(421)
Share issue costs, net of tax		(91)				(91)
Share-based compensation	21		26,528			26,528
Forfeit of restricted shares	21		(626)			(626)
Net income (loss)				(46,064)		(46,064)
Dividends ($0.69 per share)				(317,468)		(317,468)
Foreign currency translation adjustment					155,993	155,993
March 31, 2015		14,284,685	107,828	(4,718,654)	398,371	10,072,230

December 31, 2013		11,990,305	109,564	(3,692,437)	92,641	8,500,073
Issued on capital acquisitions		2,683				2,683
Issued pursuant to the DRIP (1)		80,268				80,268
Redemption of restricted shares		36,764	(37,292)	43		(485)
Share issue costs, net of tax		(72)				(72)
Share-based compensation			26,826			26,826
Forfeit of restricted shares			(557)			(557)
Net income				30,890		30,890
Dividends ($0.69 per share)				(278,276)		(278,276)
Foreign currency translation adjustment					60,377	60,377
March 31, 2014		12,109,948	98,541	(3,939,780)	153,018	8,421,727

(1)	Premium Dividend TM and Dividend Reinvestment Plan.

(2)	Share Dividend Plan.
See accompanying notes to the consolidated financial statements.

CRESCENT POINT ENERGY CORP.	3

CONSOLIDATED STATEMENTS OF CASH FLOWS

		Three months ended March 31
(UNAUDITED) (Cdn$000s)	Notes	2015	2014
CASH PROVIDED BY (USED IN) OPERATING ACTIVITIES
Net income (loss)		(46,064)	30,890
Items not affecting cash
Other income	18	(23,697)	(3,618)
Deferred tax recovery		(23,217)	(23,813)
Share-based compensation	21	19,980	20,195
Depletion, depreciation and amortization		411,904	374,298
Accretion on decommissioning liability		5,774	4,730
Unrealized (gains) losses on derivatives	17, 23	(46,616)	136,184
Unrealized loss on foreign exchange	19	130,700	40,941
Non-cash lease inducement		3,797	-
Decommissioning expenditures		(4,927)	(13,161)
Change in non-cash working capital	25	(28,925)	7,490
		398,709	574,136
INVESTING ACTIVITIES
Development capital and other expenditures		(570,595)	(580,562)
Capital acquisitions, net	8	(15,580)	(30,603)
Reclamation fund	4	9,867	467
Change in non-cash working capital	25	(101,273)	(14,345)
		(677,581)	(625,043)
FINANCING ACTIVITIES
Issue of shares, net of issue costs		(550)	(625)
Increase in long-term debt		526,192	247,019
Cash dividends		(223,977)	(198,008)
Change in non-cash working capital	25	2,618	713
		304,283	49,099
Impact of foreign currency on cash balances		2,865	534
INCREASE (DECREASE) IN CASH		28,276	(1,274)
CASH AT BEGINNING OF PERIOD		3,953	15,941
CASH AT END OF PERIOD		32,229	14,667
See accompanying notes to the consolidated financial statements.

Supplementary Information:

Cash taxes paid	(19)	(323)
Cash interest paid	(27,791)	(17,212)

CRESCENT POINT ENERGY CORP.	4

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
March 31, 2015 (UNAUDITED)

1.	STRUCTURE OF THE BUSINESS
The principal undertakings of Crescent Point Energy Corp. (the “Company” or “Crescent Point”) are to carry on the business of acquiring, developing and holding interests in petroleum and natural gas properties and assets related thereto through a general partnership and wholly owned subsidiaries.
Crescent Point is the ultimate parent company and is amalgamated in Alberta, Canada under the Alberta Business Corporations Act. The address of the principal place of business is 2000, 585 - 8th Ave S.W., Calgary, Alberta, Canada, T2P 1G1.
These interim consolidated financial statements were approved and authorized for issue by the Company's Board of Directors on May 6, 2015.

2.	BASIS OF PREPARATION
These interim consolidated financial statements of the Company are prepared in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board (“IASB”). These interim consolidated financial statements have been prepared in accordance with IFRS applicable to the preparation of interim consolidated financial statements, including International Accounting Standard (“IAS”) 34, Interim Financial Reporting, and have been prepared following the same accounting policies as the annual consolidated financial statements for the year ended December 31, 2014. Certain information and disclosures included in the notes to the annual consolidated financial statements are condensed herein or are disclosed on an annual basis only. Accordingly, these interim consolidated financial statements should be read in conjunction with the annual consolidated financial statements for the year ended December 31, 2014.
The policies applied in these interim consolidated financial statements are based on IFRS issued and outstanding as of May 6, 2015, the date the Board of Directors approved the statements.
The Company’s presentation currency is Canadian dollars and all amounts reported are Canadian dollars unless noted otherwise. References to “US$” are to United States dollars. Crescent Point's operations are aggregated into one reportable segment based on the similar nature of products produced, production processes and economic characteristics between the Company's Canadian and U.S. operations.

3.	CHANGES IN ACCOUNTING POLICIES
In future accounting periods, the Company will adopt the following IFRS:

•
IFRS 15 Revenue from Contracts with Customers - IFRS 15 was issued in May 2014 and replaces IAS 18 Revenue, IAS 11 Construction Contracts and related interpretations. The standard is required to be adopted either retrospectively or using a modified transaction approach for fiscal years beginning on or after January 1, 2017 with earlier adoption permitted. IFRS 15 will be adopted by the Company on January 1, 2017 and the Company is currently evaluating the impact of the standard on the consolidated financial statements.

•
IFRS 9 Financial Instruments - IFRS 9 was amended in July 2014 to include guidance to assess and recognize impairment losses on financial assets based on an expected loss model. The amendments are effective for fiscal years beginning on or after January 1, 2018 with earlier adoption permitted. This amendment will be adopted by the Company on January 1, 2018 and the Company is currently evaluating the impact of the amendment on the consolidated financial statements.

4.	RECLAMATION FUND
The following table reconciles the reclamation fund:

($000s)	March 31, 2015	December 31, 2014
Balance, beginning of period	47,800	26,181
Contributions	-	60,318
Expenditures	(9,867)	(38,699)
Balance, end of period	37,933	47,800
Expected to be spent within one year	22,760	-
Expected to be spent beyond one year	15,173	47,800

CRESCENT POINT ENERGY CORP.	5

5.	LONG-TERM INVESTMENTS

($000s)	March 31, 2015	December 31, 2014
Investments in public companies, beginning of period	21,024	24,259
Unrealized gain (loss) recognized in other income (loss)	3,883	(3,235)
Investments in public companies, end of period	24,907	21,024

Investments in private companies, beginning of period	28,854	49,970
Unrealized gain (loss) recognized in other income (loss)	19,814	(21,116)
Investments in private companies, end of period	48,668	28,854

Long-term investments, end of period	73,575	49,878

a)	Public Companies
The Company holds common shares in publicly traded oil and gas companies. The investments are classified as financial assets at fair value through profit or loss and are fair valued with the resulting gain or loss recorded in net income. At March 31, 2015, the investments are recorded at a fair value of $24.9 million which is $79.0 million less than the original cost of the investments. At December 31, 2014, the investments were recorded at a fair value of $21.0 million which was $82.9 million less than the original cost of the investments.

b)	Private Companies
The Company holds common shares in private oil and gas companies. The investments are classified as financial assets at fair value through profit or loss and are fair valued with the resulting gain or loss recorded in net income. At March 31, 2015, the investments are recorded at a fair value of $48.7 million which is $18.3 million less than the original cost of the investments. At December 31, 2014, the investments were recorded at a fair value of $28.9 million which was $38.1 million less than the original cost of the investments. See Note 23 - "Financial Instruments and Derivatives" for additional information regarding the Company's Level 3 investments.

6.	OTHER LONG-TERM ASSETS

($000s)	March 31, 2015	December 31, 2014
Reclamation fund	15,173	47,800
Other receivables	11,777	11,777
Other long-term assets	26,950	59,577

a)	Reclamation fund
See Note 4 - "Reclamation Fund" for additional information regarding the reclamation fund.

b)	Other receivables
At March 31, 2015, the Company had investment tax credits of $11.8 million (December 31, 2014 - $11.8 million).

CRESCENT POINT ENERGY CORP.	6

7.	EXPLORATION AND EVALUATION ASSETS

($000s)	March 31, 2015	December 31, 2014
Exploration and evaluation assets at cost	1,868,907	1,789,812
Accumulated amortization	(1,236,067)	(1,167,303)
Net carrying amount	632,840	622,509

Reconciliation of movements during the period
Cost, beginning of period	1,789,812	1,590,298
Accumulated amortization, beginning of period	(1,167,303)	(901,974)
Net carrying amount, beginning of period	622,509	688,324

Net carrying amount, beginning of period	622,509	688,324
Acquisitions through business combinations, net	9,702	65,029
Additions	165,495	578,942
Transfers to property, plant and equipment	(144,883)	(486,466)
Amortization	(47,237)	(248,854)
Foreign exchange	27,254	25,534
Net carrying amount, end of period	632,840	622,509
Exploration and evaluation ("E&E") assets consist of the Company's undeveloped land and exploration projects which are pending the determination of technical feasibility. Additions represent the Company's share of the cost of E&E assets. At March 31, 2015, $632.8 million remains in E&E assets after $144.9 million was transferred to PP&E following the determination of technical feasibility during the three months ended March 31, 2015 (year ended December 31, 2014 - $622.5 million and $486.5 million, respectively).
Impairment test of exploration and evaluation assets
There were no indicators of impairment at March 31, 2015.

8.	CAPITAL ACQUISITIONS AND DISPOSITIONS
In the three months ended March 31, 2015, the Company incurred $0.9 million (March 31, 2014 - $0.3 million) of transaction costs related to business combinations that are recorded as general and administrative expenses.
Minor Property Acquisitions and Dispositions
Crescent Point completed minor property acquisitions and dispositions during the three months ended March 31, 2015 for net consideration of $15.6 million ($6.0 million was allocated to PP&E and $9.7 million was allocated to E&E assets, including $0.1 million related to decommissioning liability). These minor property acquisitions and dispositions were completed with full tax pools and no working capital items.

CRESCENT POINT ENERGY CORP.	7

9.	PROPERTY, PLANT AND EQUIPMENT

($000s)	March 31, 2015	December 31, 2014
Development and production assets	20,696,998	19,891,460
Corporate assets	94,544	87,692
Property, plant and equipment at cost	20,791,542	19,979,152
Accumulated depletion, depreciation and impairment	(6,158,982)	(5,729,090)
Net carrying amount	14,632,560	14,250,062

Reconciliation of movements during the period

Development and production assets
Cost, beginning of period	19,891,460	14,964,220
Accumulated depletion and impairment, beginning of period	(5,708,032)	(3,715,311)
Net carrying amount, beginning of period	14,183,428	11,248,909

Net carrying amount, beginning of period	14,183,428	11,248,909
Acquisitions through business combinations, net	6,034	2,420,584
Additions	458,915	1,871,391
Dispositions	-	(283)
Transfers from exploration and evaluation assets	144,883	486,466
Depletion	(362,582)	(1,380,412)
Impairment	-	(588,200)
Foreign exchange	130,525	124,973
Net carrying amount, end of period	14,561,203	14,183,428

Cost, end of period	20,696,998	19,891,460
Accumulated depletion and impairment, end of period	(6,135,795)	(5,708,032)
Net carrying amount, end of period	14,561,203	14,183,428

Corporate assets
Cost, beginning of period	87,692	26,176
Accumulated depreciation, beginning of period	(21,058)	(15,938)
Net carrying amount, beginning of period	66,634	10,238

Net carrying amount, beginning of period	66,634	10,238
Additions	6,671	61,408
Depreciation	(2,085)	(5,090)
Foreign exchange	137	78
Net carrying amount, end of period	71,357	66,634

Cost, end of period	94,544	87,692
Accumulated depreciation, end of period	(23,187)	(21,058)
Net carrying amount, end of period	71,357	66,634
At March 31, 2015, future development costs of $7.1 billion (December 31, 2014 - $6.9 billion) are included in costs subject to depletion.
Direct general and administrative costs capitalized by the Company during the three months ended March 31, 2015 were $13.2 million (year ended December 31, 2014 - $41.3 million), including $6.1 million of share-based compensation costs (year ended December 31, 2014 - $18.0 million).

CRESCENT POINT ENERGY CORP.	8

Impairment test of property, plant and equipment
There were no indicators of impairment at March 31, 2015.

10.	GOODWILL
At March 31, 2015, the Company had goodwill of $251.9 million (December 31, 2014 - $251.9 million). Goodwill has been assigned to the Canadian operating segment.

11.	LONG-TERM DEBT
The following table reconciles long-term debt:

($000s)	March 31, 2015	December 31, 2014
Bank credit facilities	1,875,507	1,261,065
Senior guaranteed notes	1,724,351	1,682,009
Long-term debt	3,599,858	2,943,074
Long-term debt due within one year	-	93,504
Long-term debt due beyond one year	3,599,858	2,849,570

a)	Bank Credit Facilities
The Company has a syndicated unsecured credit facility with sixteen banks and an operating credit facility with one Canadian chartered bank, for a total amount available under the combined facilities of $3.6 billion. The syndicated unsecured credit facility also includes an accordion feature that allows the Company to increase the facility by up to $500.0 million.
The credit facilities bear interest at the Canadian prime rate plus a margin based on a sliding scale ratio of the Company's senior debt to earnings before interest, taxes, depletion, depreciation and amortization, adjusted for certain non-cash items ("EBITDA"). The syndicated unsecured credit facility constitutes a revolving credit facility for a three year term which is extendible annually; the current maturity date is June 8, 2018. The operating credit facility constitutes a revolving facility for a three year term which is extendible annually; the current maturity date is June 8, 2018. The combined credit facilities and senior guaranteed notes have covenants which restrict the Company's ratio of senior debt to EBITDA to a maximum of 3.5:1.0, the ratio of total debt to EBITDA to a maximum of 4:0:1.0 and the ratio of senior debt to capital, adjusted for certain non-cash items, to a maximum of 0.55:1.0. The Company is in compliance with all debt covenants at March 31, 2015.
The Company had letters of credit in the amount of $0.5 million outstanding at March 31, 2015.
The Company manages its credit facilities through a combination of bankers' acceptance loans and interest rate swaps.

CRESCENT POINT ENERGY CORP.	9

Senior Guaranteed Notes
The Company has closed private offerings of senior guaranteed notes raising total gross proceeds of US$1.26 billion and Cdn$132.0 million. The notes are unsecured and rank pari passu with the Company's bank credit facilities and carry a bullet repayment on maturity. The senior guaranteed notes have financial covenants similar to those of the combined credit facilities described above. The terms, rates and carrying amounts of the Company's outstanding senior guaranteed notes are detailed below:

Principal ($000s)	Maturity Date	Coupon Rate	Interest Payment Dates	March 31, 2015	December 31, 2014
Cdn$50,000	March 24, 2015	4.92%	September 24 and March 24	-	50,000
US$37,500	March 24, 2015	4.71%	September 24 and March 24	-	43,504
US$52,000	April 14, 2016	3.93%	October 14 and April 14	65,952	60,325
US$67,500	March 24, 2017	5.48%	September 24 and March 24	85,610	78,306
US$31,000	April 14, 2018	4.58%	October 14 and April 14	39,317	35,963
US$20,000	June 12, 2018	2.65%	December 12 and June 12	25,366	23,202
Cdn$7,000	May 22, 2019	4.29%	November 22 and May 22	7,000	7,000
US$68,000	May 22, 2019	3.39%	November 22 and May 22	86,244	78,887
US$155,000	March 24, 2020	6.03%	September 24 and March 24	196,587	179,816
Cdn$50,000	April 14, 2021	5.53%	October 14 and April 14	50,000	50,000
US$82,000	April 14, 2021	5.13%	October 14 and April 14	104,001	95,128
US$52,500	June 20, 2021	3.29%	December 20 and June 20	66,586	60,905
Cdn$25,000	May 22, 2022	4.76%	November 22 and May 22	25,000	25,000
US$200,000	May 22, 2022	4.00%	November 22 and May 22	253,660	232,020
Cdn$10,000	June 12, 2023	4.11%	December 12 and June 12	10,000	10,000
US$270,000	June 12, 2023	3.78%	December 12 and June 12	342,441	313,227
Cdn$40,000	June 20, 2024	3.85%	December 20 and June 20	40,000	40,000
US$257,500	June 20, 2024	3.75%	December 20 and June 20	326,587	298,726
Senior guaranteed notes				1,724,351	1,682,009
Senior guaranteed notes due within one year				-	93,504
Senior guaranteed notes due beyond one year				1,724,351	1,588,505
Concurrent with the issuance of US$1.23 billion senior guaranteed notes, the Company entered into cross currency interest rate swaps (''CCIRS'') with a syndicate of financial institutions. To manage the Company's foreign exchange risk, the CCIRS fix the US dollar amount of the notes for purposes of interest and principal repayments at a notional amount of $1.25 billion. Concurrent with the issuance of US$30.0 million senior guaranteed notes, the Company entered a cross currency principal swap which fixed the principal repayment at a notional amount of $32.2 million. See additional information in Note 23 - “Financial Instruments and Derivatives”.

12.	OTHER LONG-TERM LIABILITIES

($000s)	March 31, 2015	December 31, 2014
Lease inducement (1)	47,417	43,784
Long-term compensation liability (2)	2,439	2,271
Other long-term liabilities	49,856	46,055

(1)
The Company's lease inducement is associated with the building lease for Crescent Point's corporate office. This non-cash liability will be amortized on a straight-line basis over the term of the lease commencing in June 2015 and extending to June 2030.

(2)	Long-term compensation liability relates to the Deferred Share Unit ("DSU") Plan. See additional information in Note 21 - "Share-based Compensation".

13.	DECOMMISSIONING LIABILITY
Upon retirement of its oil and gas assets, the Company anticipates substantial costs associated with decommissioning. The estimated cash flows have been discounted using an average risk free rate of approximately 2 percent and an inflation rate of 2 percent (December 31, 2014 - approximately 2.25 percent and 2 percent, respectively).

CRESCENT POINT ENERGY CORP.	10

The following table reconciles the decommissioning liability:

($000s)	March 31, 2015	December 31, 2014
Decommissioning liability, beginning of period	1,023,358	629,538
Liabilities incurred	16,785	41,892
Liabilities acquired through capital acquisitions	100	94,775
Liabilities disposed through capital dispositions	-	(226)
Liabilities settled	(4,927)	(38,043)
Revaluation of acquired decommissioning liabilities (1)	137	80,625
Change in estimated future costs	-	70,626
Change in discount rate	40,916	122,984
Accretion expense	5,774	21,187
Decommissioning liability, end of period	1,082,143	1,023,358
Expected to be incurred within one year	22,760	52,280
Expected to be incurred beyond one year	1,059,383	971,078

(1)
These amounts relate to the revaluation of acquired decommissioning liabilities at the end of the period using a risk-free discount rate. At the date of acquisition, acquired decommissioning liabilities are fair valued.

14.	SHAREHOLDERS' CAPITAL
Crescent Point has an unlimited number of common shares authorized for issuance.

	March 31, 2015		December 31, 2014
	Number of shares	Amount ($000s)	Number of shares	Amount ($000s)
Common shares, beginning of period	446,510,210	14,373,418	394,993,566	12,181,396
Issued for cash	-	-	18,435,000	800,079
Issued on capital acquisitions	-	-	22,054,895	974,164
Issued on redemption of restricted shares (1)	882,042	35,692	1,887,180	77,896
Issued pursuant to DRIP (2) and SDP (3)	3,269,901	91,565	9,139,569	339,883
Common shares, end of period	450,662,153	14,500,675	446,510,210	14,373,418
Cumulative share issue costs, net of tax	-	(215,990)	-	(215,899)
Total shareholders’ capital, end of period	450,662,153	14,284,685	446,510,210	14,157,519

(1)	The amount of shares issued on redemption of restricted shares is net of any employee withholding taxes.

(2)	Premium Dividend TM and Dividend Reinvestment Plan.

(3)	Share Dividend Plan.
At March 31, 2015, the Company recorded dividends payable of $105.3 million which was settled on April 15, 2015 with cash of $72.1 million and 1,087,382 Crescent Point common shares issued pursuant to the DRIP and SDP.  At December 31, 2014, the Company recorded dividends payable of $102.7 million which was settled on January 15, 2015 with cash of $72.9 million and 1,181,265 Crescent Point common shares issued pursuant to the DRIP and SDP.

15.	DEFICIT

($000s)	March 31, 2015	December 31, 2014
Accumulated earnings	1,517,179	1,563,243
Accumulated gain on shares issued pursuant to DRIP (1) and SDP (2)	1,925	-
Accumulated tax effect on redemption of restricted shares	9,860	9,854
Accumulated dividends	(6,247,618)	(5,930,150)
Deficit	(4,718,654)	(4,357,053)

(1)	Premium Dividend TM and Dividend Reinvestment Plan.

(2)	Share Dividend Plan.

CRESCENT POINT ENERGY CORP.	11

16.	CAPITAL MANAGEMENT
The Company’s capital structure is comprised of shareholders’ equity, long-term debt and working capital. The balance of each of these items is as follows:

($000s)	March 31, 2015	December 31, 2014
Long-term debt	3,599,858	2,943,074
Working capital deficiency (1)	251,691	433,081
Unrealized foreign exchange on translation of US dollar senior guaranteed notes	(315,746)	(185,046)
Net debt	3,535,803	3,191,109
Shareholders’ equity	10,072,230	10,160,889
Total capitalization	13,608,033	13,351,998

(1)
Working capital deficiency is calculated as accounts payable and accrued liabilities plus dividends payable, less cash, accounts receivable, prepaids and deposits and long-term investments, excluding the equity settled component of dividends payable.

Crescent Point's objective for managing capital is to maintain a strong balance sheet and capital base to provide financial flexibility, stability to dividends and to position the Company for future development of the business. Ultimately, Crescent Point strives to maximize long-term stakeholder value by ensuring the Company has the financing capacity to fund projects that are expected to add value to stakeholders and distribute any excess cash that is not required for financing projects.
Crescent Point manages and monitors its capital structure and short-term financing requirements using a non-GAAP measure, the ratio of net debt to funds flow from operations. Net debt is calculated as long-term debt plus accounts payable and accrued liabilities and dividends payable, less cash, accounts receivable, prepaids and deposits and long-term investments, excluding the equity settled component of dividends payable and unrealized foreign exchange on translation of US dollar senior guaranteed notes. Funds flow from operations is calculated as cash flow from operating activities before changes in non-cash working capital, transaction costs and decommissioning expenditures. Crescent Point's long-term objective is to maintain a net debt to funds flow from operations ratio of approximately 1.0 times. This metric is used to measure the Company's overall debt position and measure the strength of the Company's balance sheet. Crescent Point monitors this ratio and uses this as a key measure in making decisions regarding financing, capital spending and dividend levels. The Company's net debt to funds flow from operations ratio at March 31, 2015 was 1.6 times (December 31, 2014 - 1.3 times). The funds flow from operations only reflects funds flow from operations generated on acquired properties since the closing date of the acquisitions.
Crescent Point strives to provide stability to its dividends over time by managing risks associated with the oil and gas industry. To accomplish this, the Company maintains a conservative balance sheet with significant unutilized lines of credit, manages its exposure to fluctuating interest rates and foreign exchange rates on its long-term debt, and actively hedges commodity prices using a 3½ year risk management program by hedging up to 65 percent, unless otherwise approved by the Board of Directors, of after royalty volumes using a portfolio of swaps, collars and put option instruments and up to 35 percent of after royalty volumes using a combination of financial derivatives and fixed differential physical contracts to manage price differentials.
Crescent Point is subject to certain financial covenants on its credit facility and senior guaranteed notes agreements and is in compliance with all financial covenants as at March 31, 2015.

17.	DERIVATIVE GAINS (LOSSES)

	Three months ended March 31
($000s)	2015	2014
Realized gains (losses)	166,357	(56,479)
Unrealized gains (losses)	46,616	(136,184)
Derivative gains (losses)	212,973	(192,663)

18.	OTHER INCOME
Other income for the three months ended March 31, 2015 consists of net unrealized gains on long-term investments of $23.7 million (March 31, 2014 - $3.6 million).

CRESCENT POINT ENERGY CORP.	12

19.	FOREIGN EXCHANGE LOSS

	Three months ended March 31
($000s)	2015	2014
Realized
Foreign exchange gain on cross currency interest rate swaps - interest payment	1,127	65
Foreign exchange gain on cross currency interest rate swaps - principal repayment	8,618	-
Foreign exchange loss on settlement of US dollar senior guaranteed notes	(8,618)	-
Other foreign exchange gain (loss)	(80)	155
Unrealized
Foreign exchange loss on translation of US dollar senior guaranteed notes	(130,700)	(40,941)
Other foreign exchange loss	(1,016)	(394)
Foreign exchange loss	(130,669)	(41,115)

20.	INCOME TAXES
In early 2014, the Company received a proposal letter from the Canada Revenue Agency (“CRA”) in 2014 disallowing $122.8 million of tax pools and $12.6 million of investment tax credits with respect to the 2008 taxation year. The Company made representations to the CRA on the matter, with a view that the risk of losing these tax attributes was remote. However, the CRA has recently informed management that a notice of reassessment will be issued to that respect. The Company also received a notice of reassessment disallowing $30.1 million of tax pools in respect to the 2010 tax year. The Company is disputing both matters and management believes that it will be successful in defending its positions. Therefore, no provision for the potential income tax liability was recorded at March 31, 2015.

21.	SHARE-BASED COMPENSATION
Restricted Share Bonus Plan
The Company has a Restricted Share Bonus Plan pursuant to which the Company may grant restricted shares to directors, officers, employees and consultants. The restricted shares vest on terms up to three years from the grant date as determined by the Board of Directors.
Deferred Share Unit Plan
The Company has a DSU plan for directors. Each DSU vests on the date of the grant, however, the settlement of the DSU occurs following a change of control or when the individual ceases to be a director of the Company. Deferred Share Units are settled in cash based on the prevailing Crescent Point share price.
The following table reconciles the number of restricted shares and DSUs for the three months ended March 31, 2015:

	Restricted Shares	Deferred Share Units
Balance, beginning of period	3,648,565	84,396
Granted	665,815	1,959
Redeemed	(897,141)	-
Forfeited	(31,220)	-
Balance, end of period	3,386,019	86,355
For the three months ended March 31, 2015, the Company calculated total share-based compensation, net of estimated forfeitures and forfeiture true-ups, of $26.1 million (March 31, 2014 - $25.9 million), of which $6.1 million was capitalized (March 31, 2014 - $5.8 million).

22.	PER SHARE AMOUNTS
The following table summarizes the weighted average shares used in calculating net income per share:

	Three months ended March 31
	2015	2014
Weighted average shares – basic	448,995,524	396,807,995
Dilutive impact of restricted shares	1,424,002	2,199,362
Weighted average shares – diluted	450,419,526	399,007,357

CRESCENT POINT ENERGY CORP.	13

23.	FINANCIAL INSTRUMENTS AND DERIVATIVES
The Company's financial assets and liabilities are comprised of cash, accounts receivable, long-term investments, reclamation fund, derivative assets and liabilities, accounts payable and accrued liabilities, dividends payable and long-term debt.
Crescent Point's derivative assets and liabilities are transacted in active markets. Crescent Point's long-term investments are transacted in active and non-active markets. The Company classifies the fair value of these transactions according to the following fair value hierarchy based on the amount of observable inputs used to value the instrument:

•	Level 1 - Values are based on unadjusted quoted prices available in active markets for identical assets or liabilities as of the reporting date.

•
Level 2 - Values are based on inputs, including quoted forward prices for commodities, time value and volatility factors, which can be substantially observed or corroborated in the marketplace. Prices in Level 2 are either directly or indirectly observable as of the reporting date.

•	Level 3 - Values are based on prices or valuation techniques that are not based on observable market data.
Accordingly, Crescent Point's derivative assets and liabilities are classified as Level 2. Long-term investments are classified as Level 1, Level 2 or Level 3 depending on the valuation methods and inputs used and whether the applicable company is publicly traded or private. Assessment of the significance of a particular input to the fair value measurement requires judgment and may affect the placement within the fair value hierarchy.
Crescent Point's valuation of investments in private companies is based primarily on recent trading activity in the relevant company's common shares. Crescent Point validates these valuations using a variety of peer comparison metrics and industry data. The Company's finance department is responsible for performing the valuation of financial instruments, including the calculation of Level 3 fair values. Refer to Note 5 for changes in the Company's Level 3 investments.
Discussions of the fair values and risks associated with financial assets and liabilities, as well as summarized information related to derivative positions are detailed below:
a) Carrying Amount and Fair Value of Financial Instruments
The fair value of cash, accounts receivable, reclamation fund, accounts payable and accrued liabilities and dividends payable approximate their carrying amount due to the short-term nature of those instruments. The fair value of the amounts drawn on bank credit facilities is equal to its carrying amount as the facility bears interest at floating rates and credit spreads within the facility are indicative of market rates. These financial instruments are classified as financial assets and liabilities at amortized cost and are reported at amortized cost.
The following table summarizes the carrying value of the Company's remaining financial assets and liabilities as compared to their respective fair values as of March 31, 2015:

	March 31, 2015 Carrying Value	March 31, 2015 Fair Value	Quoted prices in active markets for identical assets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)
($000s)
Financial assets
Derivatives	849,668	849,668	-	849,668	-
Long-term investments (1)	73,575	73,575	24,907	-	48,668
	923,243	923,243	24,907	849,668	48,668
Financial liabilities
Derivatives	2,676	2,676	-	2,676	-
Senior guaranteed notes (2)	1,724,351	1,881,181	-	1,881,181	-
	1,727,027	1,883,857	-	1,883,857	-

(1)	Long-term investments are comprised of equity securities in public and private upstream oil and gas companies.

(2)
The senior guaranteed notes are classified as financial liabilities at amortized cost and are reported at amortized cost. The notes denominated in US dollars are translated to Canadian dollars at the period end exchange rate. The fair value of the notes is calculated based on current interest rates and is not recorded in the financial statements.

CRESCENT POINT ENERGY CORP.	14

The following table summarizes the carrying value of the Company's remaining financial assets and liabilities as compared to their respective fair values as of December 31, 2014:

	December 31, 2014 Carrying Value	December 31, 2014 Fair Value	Quoted prices in active markets for identical assets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)
($000s)
Financial assets
Derivatives	803,980	803,980	-	803,980	-
Long-term investments (1)	49,878	49,878	21,024	-	28,854
	853,858	853,858	21,024	803,980	28,854
Financial liabilities
Derivatives	3,604	3,604	-	3,604	-
Senior guaranteed notes (2)	1,682,009	1,795,213	-	1,795,213	-
	1,685,613	1,798,817	-	1,798,817	-

(1)	Long-term investments are comprised of equity securities in public and private upstream oil and gas companies.

(2)
The senior guaranteed notes are classified as financial liabilities at amortized cost and are reported at amortized cost. The notes denominated in US dollars are translated to Canadian dollars at the period end exchange rate. The fair value of the notes is calculated based on current interest rates and is not recorded in the financial statements.

Derivative assets and liabilities
Derivative assets and liabilities arise from the use of derivative contracts. The Company's derivative financial instruments are classified as fair value through profit or loss and are reported at fair value with changes in fair value recorded in net income.
The following table summarizes the fair value as at March 31, 2015 and the change in fair value for the three months ended March 31, 2015:

($000s)	Commodity contracts (1)	Interest contracts	CCIRS contracts (2)	Foreign exchange contracts	Total
Derivative assets / (liabilities), beginning of period	639,618	(2,255)	163,013	-	800,376
Unrealized change in fair value	(87,144)	623	132,739	398	46,616
Derivative assets / (liabilities), end of period	552,474	(1,632)	295,752	398	846,992

Derivative assets, end of period	553,381	-	295,889	398	849,668
Derivative liabilities, end of period	(907)	(1,632)	(137)	-	(2,676)

(1)	Includes oil, gas and power contracts.

(2)	Includes cross currency principal swap contract.
The following table summarizes the fair value as at December 31, 2014 and the change in fair value for the year ended December 31, 2014:

($000s)	Commodity contracts (1)	Interest contracts	CCIRS contracts (2)	Total
Derivative assets / (liabilities), beginning of year	(111,568)	(6,536)	44,094	(74,010)
Acquired through capital acquisitions	(6,445)	-	-	(6,445)
Unrealized change in fair value	757,631	4,281	118,919	880,831
Derivative assets / (liabilities), end of year	639,618	(2,255)	163,013	800,376

Derivative assets, end of year	640,027	-	163,953	803,980
Derivative liabilities, end of year	(409)	(2,255)	(940)	(3,604)

(1)	Includes oil, gas and power contracts.

(2)	Includes cross currency principal swap contract.

CRESCENT POINT ENERGY CORP.	15

Offsetting Financial Assets and Liabilities
Financial assets and liabilities are only offset if the Company has the legal right to offset and intends to settle on a net basis or settle the asset and liability simultaneously. The Company offsets derivative assets and liabilities when the counterparty, commodity, currency and timing of settlement are the same. The following table summarizes the gross asset and liability positions of the Company's financial derivatives by contract that are offset on the balance sheet as at March 31, 2015 and December 31, 2014:

	March 31, 2015			December 31, 2014
($000s)	Asset	Liability	Net	Asset	Liability	Net
Gross amount	849,693	(2,701)	846,992	804,069	(3,693)	800,376
Amount offset	(25)	25	-	(89)	89	-
Net amount	849,668	(2,676)	846,992	803,980	(3,604)	800,376

b)	Risks Associated with Financial Assets and Liabilities
The Company is exposed to financial risks from its financial assets and liabilities. The financial risks include market risk relating to commodity prices, interest rates and foreign exchange rates as well as credit and liquidity risk.
Market Risk
Market risk is the risk that the fair value or future cash flows of a derivative will fluctuate because of changes in market prices. Market risk is comprised of commodity price risk, interest rate risk and foreign exchange risk as discussed below.
Commodity Price Risk
The Company is exposed to commodity price risk on crude oil and natural gas revenues as well as power on electricity consumption. As a means to mitigate the exposure to commodity price volatility, the Company has entered into various derivative agreements and physical contracts. The use of derivative instruments is governed under formal policies and is subject to limits established by the Board of Directors.
Crude oil - To partially mitigate exposure to crude oil commodity price risk, the Company enters into option contracts and swaps, which manage the Cdn$ WTI price fluctuations. The Company also enters physical delivery and derivative WTI price differential contracts which manage the spread between US$ WTI and various stream prices. The Company manages physical delivery contracts on a month-to-month spot and on a term contract basis. As at March 31, 2015, Crescent Point had committed, on a term contract basis, to deliver an average of approximately 6,700 bbl/d of crude oil from April 2015 to December 2015 and 2,500 bbl/d of crude oil from January 2016 to December 2019.
Natural gas - To partially mitigate exposure to natural gas commodity price risk, the Company enters into AECO natural gas swaps, which manage the AECO natural gas price fluctuations.
Power - To partially mitigate exposure to electricity price changes, the Company may enter into swaps or fixed price physical delivery contracts which fix the power price.
The following table summarizes the sensitivity of the fair value of the Company's derivative positions as at March 31, 2015 and March 31, 2014 to fluctuations in commodity prices or differentials, with all other variables held constant. When assessing the potential impact of these commodity price or differential changes, the Company believes a 10 percent volatility is a reasonable measure. Fluctuations in commodity prices or differentials potentially would have resulted in unrealized gains (losses) impacting income before tax as follows:

	Impact on Income Before Tax		Impact on Income Before Tax
($000s)	Three months ended March 31, 2015		Three months ended March 31, 2014
	Increase 10%	Decrease 10%	Increase 10%	Decrease 10%
Commodity price
Crude oil	(254,584)	254,935	(345,634)	337,890
Natural gas	(7,581)	7,581	(10,877)	10,877
Power	261	(261)	231	(231)
Differential
Crude oil	-	-	588	(588)
Interest Rate Risk
The Company is exposed to interest rate risk on bank credit facilities to the extent of changes in the prime interest rate. For the three months ended March 31, 2015, a one percent increase or decrease in the interest rate on floating rate debt would have amounted to a $4.2 million impact on income before tax.

CRESCENT POINT ENERGY CORP.	16

The Company partially mitigates its exposure to interest rate changes by entering into interest rate swap transactions. The following sensitivities show the resulting unrealized gains (losses) and the impact on income before tax of the respective changes in the applicable forward interest rates as at March 31, 2015 and March 31, 2014 with all other variables held constant:

	Impact on Income Before Tax		Impact on Income Before Tax
($000s)	Three months ended March 31, 2015		Three months ended March 31, 2014
Forward interest rates	Increase 10%	Decrease 10%	Increase 10%	Decrease 10%
Interest rate swaps (1)	-	-	294	(294)

(1)	The impact on income before tax for the three months ended March 31, 2015 was nominal.
Foreign Exchange Risk
Foreign exchange risk arises from changes in foreign exchange rates that may affect the fair value or future cash flows of the Company's financial assets or liabilities. As the Company operates in Canada and the U.S., fluctuations in the exchange rate between the US/Canadian dollars can have a significant effect on reported results. The Company is exposed to foreign exchange risk in relation to its US dollar denominated senior guaranteed notes, investment in U.S. subsidiaries and in relation to its crude oil sales.
Concurrent with the issuance of US$1.23 billion senior guaranteed notes, the Company entered into CCIRS with a syndicate of financial institutions. Under the terms of the CCIRS, the US dollar amount of the notes was fixed for purposes of interest and principal repayments at a notional amount of $1.25 billion. Concurrent with the issuance of US$30.0 million senior guaranteed notes, the Company entered a cross currency principal swap which fixed the principal repayment at a notional amount of $32.2 million.
The Company can partially mitigate its exposure to foreign exchange rate changes by entering into US dollar swaps. To partially mitigate the foreign exchange risk relating to crude oil sales, the Company has fixed crude oil contracts to settle in Cdn$ WTI.
The following sensitivities show the resulting unrealized gains (losses) and the impact on income before tax of the respective changes in the period end and applicable forward foreign exchange rates at March 31, 2015 and March 31, 2014 with all other variables held constant:

		Impact on Income Before Tax		Impact on Income Before Tax
($000s)	Exchange Rate	Three months ended March 31, 2015		Three months ended March 31, 2014
Cdn$ relative to US$		Increase 10%	Decrease 10%	Increase 10%	Decrease 10%
US dollar swaps	Forward	(1,139)	1,139	(10,820)	10,820
US dollar senior guaranteed notes	Period End	159,235	(159,235)	108,651	(108,651)
Cross currency interest rate swaps	Forward	(179,344)	179,344	(119,172)	119,172
Cross currency principal swaps	Forward	(3,729)	3,729	(3,318)	3,318
Credit Risk
Credit risk is the risk that one party to a financial instrument will cause a financial loss for the other party by failing to discharge an obligation. A substantial portion of the Company's accounts receivable are with customers in the oil and gas industry and are subject to normal industry credit risks. The Company monitors the creditworthiness and concentration of credit with customers of its physical oil and gas sales. The Company is authorized to transact derivative contracts with counterparties rated A (or equivalent) or better, based on the lowest rating of the three ratings providers. Should one of the Company's financial counterparties be downgraded below the A rating limit, the Chief Financial Officer will advise the Audit Committee and provide recommendations to minimize the Company's credit risk to that counterparty. The maximum credit exposure associated with accounts receivable is the total carrying amount and the maximum exposure associated with the derivative instruments approximates their fair value.
To further mitigate credit risk associated with its physical sales portfolio, Crescent Point has secured credit insurance from a global credit insurance provider. This policy provides credit coverage for approximately 35 percent of the Company's physical sales portfolio. Crescent Point believes this insurance policy is a prudent component of its formal credit policies and procedures.
Approximately 3 percent of the Company's accounts receivable balance at March 31, 2015 is outstanding for more than 90 days and the Company considers the entire balance to be collectible.

CRESCENT POINT ENERGY CORP.	17

Liquidity Risk
The timing of undiscounted cash outflows relating to the financial liabilities outstanding at March 31, 2015 is outlined in the table below:

($000s)	1 year	2 to 3 years	4 to 5 years	More than 5 years	Total
Accounts payable and accrued liabilities	673,922	-	-	-	673,922
Dividends payable	105,315	-	-	-	105,315
Derivative liabilities (1)	1,465	887	480	-	2,832
Senior guaranteed notes (2)	66,573	244,493	397,285	1,124,429	1,832,780
Bank credit facilities (3)	65,072	133,673	1,888,142	-	2,086,887

(1)	These amounts exclude undiscounted cash outflows pursuant to the CCIRS and cross currency principal swaps.

(2)	These amounts include the notional principal and interest payments pursuant to the CCIRS and cross currency principal swaps, which fix the amounts due in Canadian dollars.

(3)	These amounts include interest based on debt outstanding and interest rates effective as at March 31, 2015.
Liquidity risk is the risk that the Company will encounter difficulty in meeting obligations associated with financial liabilities. The Company manages its liquidity risk through cash and debt management. As disclosed in Note 16, Crescent Point's long-term objective is to maintain a net debt to funds flow from operations ratio of approximately 1.0 times.
In managing liquidity risk, the Company has access to a wide range of funding at competitive rates through capital markets and banks. At March 31, 2015, the Company had available unused borrowing capacity on bank credit facilities of approximately $1.72 billion, including $0.5 million letters of credit drawn on the facility. Crescent Point believes it has sufficient funding to meet its foreseeable spending requirements.
Included in the Company's bank credit facilities balance of $1.9 billion at March 31, 2015 (December 31, 2014 - $1.3 billion) are obligations of $1.2 billion (December 31, 2014 - $1.2 billion) of bankers' acceptances and obligations of $672.7 million (December 31, 2014 - $90.8 million) for borrowings under the operating and syndicated prime loans, partially offset by prepaid credit facility renewal fees of $5.3 million (December 31, 2014 - $2.6 million) and prepaid interest on bankers' acceptances of $1.9 million (December 31, 2014 - $2.1 million). These amounts are fully supported and management expects that they will continue to be supported by revolving credit facilities that have no repayment requirements until maturity, other than interest.

c)	Derivative Contracts
The Company enters into fixed price oil, gas, power, foreign currency, interest rate, cross currency interest rate, cross currency principal and crude oil differential contracts to manage its exposure to fluctuations in the price of crude oil, gas, power, foreign exchange and interest on debt.
The following is a summary of the derivative contracts in place as at March 31, 2015:

Financial WTI Crude Oil Derivative Contracts – Canadian Dollar (1)
Term	Volume (bbls/d)	Average Swap Price ($/bbl)	Average Collar Sold Call Price ($/bbl)	Average Collar Bought Put Price ($/bbl)
2015 April - December (2)	65,573	88.47	97.22	87.54
2016 (3)	38,749	83.68	-	-
2017 (4)	10,727	80.97	-	-
2018 January - June	6,500	78.91	-	-

(1)	The volumes and prices reported are the weighted average volumes and prices for the period.

(2)	Includes 500 bbls/d which can be extended at the option of the counterparty for calendar 2016 at an average swap price of $95.00/bbl.

(3)	Includes 2,500 bbls/d which can be extended at the option of the counterparty for calendar 2017 at an average swap price of $90.39/bbl.

(4)	Includes 4,000 bbls/d which can be extended at the option of the counterparty for the first half of 2018 at an average swap price of $86.16/bbl.

CRESCENT POINT ENERGY CORP.	18

Financial AECO Natural Gas Derivative Contracts – Canadian Dollar (1)	Average Volume (GJ/d)	Average Swap Price ($/GJ)
Term
2015 April - December	34,000	3.59
2016	32,005	3.57
2017	16,425	3.55
2018 January - March	11,000	3.55

(1)	The volumes and prices reported are the weighted average volumes and prices for the period.

Financial Power Derivative Contracts – Canadian Dollar		Volume (MW/h)	Fixed Rate ($/MW/h)
Term	Contract
2015 April - December	Swap	3.0	49.50
2016	Swap	3.0	50.00
2017	Swap	3.0	52.50

Foreign Exchange Forward Contracts (1)		Amount (US$)	Cdn$/US$
Settlement Date	Contract
April 2, 2015	Swap	6,000,000	1.2347
May 5, 2015	Swap	3,000,000	1.1970

(1)	The amounts and exchange rates reported are the weighted average amounts and exchange rates for the period.

Financial Interest Rate Derivative Contracts – Canadian Dollar		Notional Principal ($)	Fixed Annual Rate (%)
Term	Contract
April 2015 – May 2015	Swap	25,000,000	2.90
April 2015 – May 2015	Swap	25,000,000	3.50
April 2015 – May 2015	Swap	50,000,000	3.09
April 2015 – June 2015	Swap	50,000,000	3.78
April 2015 – July 2015	Swap	50,000,000	3.63

Financial Cross Currency Interest Rate Derivative Contracts
Term	Contract	Receive Notional Principal (US$)	Fixed Annual Rate (US%)	Pay Notional Principal (Cdn$)	Fixed Annual Rate (Cdn%)
April 2015 – April 2016	Swap	52,000,000	3.93	50,128,000	4.84
April 2015 – March 2017	Swap	67,500,000	5.48	68,917,500	5.89
April 2015 – April 2018	Swap	31,000,000	4.58	29,884,000	5.32
April 2015 – June 2018	Swap	20,000,000	2.65	20,350,000	3.52
April 2015 – May 2019	Swap	68,000,000	3.39	66,742,000	4.53
April 2015 – March 2020	Swap	155,000,000	6.03	158,255,000	6.45
April 2015 – April 2021	Swap	82,000,000	5.13	79,048,000	5.83
April 2015 – June 2021	Swap	52,500,000	3.29	56,348,250	3.59
April 2015 – May 2022	Swap	170,000,000	4.00	166,855,000	5.03
April 2015 – June 2023	Swap	270,000,000	3.78	274,725,000	4.32
April 2015 – June 2024	Swap	257,500,000	3.75	276,374,750	4.03

Financial Cross Currency Principal Derivative Contracts
Settlement Date	Contract	Receive Notional Principal (US$)	Pay Notional Principal (Cdn$)
May 22, 2022	Swap	30,000,000	32,241,000

CRESCENT POINT ENERGY CORP.	19

Concurrent with the issuance of US$1.23 billion senior guaranteed notes, the Company entered into CCIRS with a syndicate of financial institutions. Under the terms of the CCIRS, the US dollar amount of the notes was fixed for purposes of interest and principal repayments at a notional amount of $1.25 billion. Concurrent with the issuance of US$30.0 million senior guaranteed notes, the Company entered a cross currency principal swap which fixed the principal repayment at a notional amount of $32.2 million.

24.	RELATED PARTY TRANSACTIONS
All related party transactions are recorded at the exchange amount.
During the three months ended March 31, 2015, Crescent Point recorded $0.6 million (March 31, 2014 - $0.3 million) of legal fees in the normal course of business to a law firm of which a partner is the Company's corporate secretary. Crescent Point also recorded $0.1 million during the three months ended March 31, 2015 (March 31, 2014 - less than $0.1 million) of legal fees in the normal course of business to a law firm of which a partner is a director of the Company.

25.	SUPPLEMENTAL DISCLOSURES
Cash Flow Statement Presentation

	Three months ended March 31
($000s)	2015	2014
Operating activities
Changes in non-cash working capital:
Accounts receivable	38,025	(64,007)
Prepaids and deposits	(4,714)	(6,773)
Accounts payable and accrued liabilities	(62,489)	73,124
Other long-term liabilities	253	5,146
	(28,925)	7,490
Investing activities
Changes in non-cash working capital:
Accounts receivable	6,642	(1,368)
Accounts payable and accrued liabilities	(107,915)	(12,977)
	(101,273)	(14,345)
Financing activities
Changes in non-cash working capital:
Dividends payable	2,618	713

26.	GEOGRAPHICAL DISCLOSURE
As at March 31, 2015, Crescent Point's non-current assets related to the U.S. foreign operations is $2.0 billion (December 31, 2014 - $1.8 billion). For the three months ended March 31, 2015, Crescent Point's oil and gas revenue related to the U.S. foreign operations is $58.1 million (March 31, 2014 - $85.8 million).

27.	SUBSEQUENT EVENTS
Debt Issuance
On April 22, 2015, the Company closed a private offering of senior guaranteed notes raising gross proceeds of US$250.0 million and Cdn$65.0 million. These notes are unsecured with terms of maturity from 10 to 12 years.

Principal ($000s)	Maturity Date	Coupon Rate	Interest Payment Dates
Cdn$65,000	April 22, 2025	3.94%	October 22 and April 22
US$230,000	April 22, 2025	4.08%	October 22 and April 22
US$20,000	April 22, 2027	4.18%	October 22 and April 22

CRESCENT POINT ENERGY CORP.	20

Concurrent with the issuance of the US$250.0 million senior guaranteed notes, the Company entered into a CCIRS with a syndicate of financial institutions. The CCIRS fixes the US dollar amount of the notes for purposes of interest and principal repayments at a notional amount of Cdn$316.4 million.

Financial Cross Currency Interest Rate Derivative Contracts
Term	Contract	Receive Notional Principal (US$)	Fixed Annual Rate (US%)	Pay Notional Principal (Cdn$)	Fixed Annual Rate (Cdn%)
April 2015 – April 2025	Swap	230,000,000	4.08	291,065,000	4.13
April 2015 – April 2027	Swap	20,000,000	4.18	25,310,000	4.25

CRESCENT POINT ENERGY CORP.	21

Directors
Peter Bannister, Chairman (1) (3)
Rene Amirault (2) (4)
Laura Cillis (1)
Hugh Gillard (1) (2) (5)
Robert Heinemann (2) (3) (5)
Gerald Romanzin (1) (2)
Scott Saxberg (4)
Greg Turnbull (3) (5)
(1) Member of the Audit Committee of the Board of Directors
(2) Member of the Compensation Committee of the Board of Directors
(3) Member of the Reserves Committee of the Board of Directors
(4) Member of the Health, Safety and Environment Committee of the Board of Directors
(5) Member of the Corporate Governance and Nominating Committee
Officers
Scott Saxberg
President and Chief Executive Officer
Greg Tisdale
Chief Financial Officer
C. Neil Smith
Chief Operating Officer
Brad Borggard
Vice President, Corporate Planning
Derek Christie
Vice President, Exploration and Geosciences
Ryan Gritzfeldt
Vice President, Engineering and Business Development East
Ken Lamont
Vice President, Finance and Treasurer
Tamara MacDonald
Vice President, Land
Trent Stangl
Vice President, Marketing and Investor Relations
Steve Toews
Vice President, Engineering and Business Development West
Mark Eade
Corporate Secretary
Head Office
Suite 2000, 585 - 8th Avenue S.W.
Calgary, Alberta T2P 1G1
Tel: (403) 693-0020
Fax: (403) 693-0070
Toll Free: (888) 693-0020
Banker
The Bank of Nova Scotia
Calgary, Alberta

Auditor
PricewaterhouseCoopers LLP
Calgary, Alberta
Legal Counsel
Norton Rose Fulbright Canada LLP
Calgary, Alberta
Evaluation Engineers
GLJ Petroleum Consultants Ltd.
Calgary, Alberta
Sproule Associates Ltd.
Calgary, Alberta
Registrar and Transfer Agent
Investors are encouraged to contact Crescent Point's Registrar and Transfer Agent for information regarding their security holdings:
Computershare Trust Company of Canada
600, 530 - 8th Avenue S.W.
Calgary, Alberta T2P 3S8
Tel: (403) 267-6800
Stock Exchanges
Toronto Stock Exchange - TSX
New York Stock Exchange - NYSE
Stock Symbol
CPG
Investor Contacts
Scott Saxberg
President and Chief Executive Officer
(403) 693-0020
Greg Tisdale
Chief Financial Officer
(403) 693-0020
Trent Stangl
Vice President, Marketing and Investor Relations
(403) 693-0020

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